Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2003	2002	2001	2000	1999	1998

(Loss)/Income Before IncomeTaxes	$(46)	$2,563	$2,523	$3,188	$2,795	$2,326
Add Fixed Charges:
Interest Expense	81	28	40	44	29	19
One-third of Rental Expense	30	27	24	24	22	19
Capitalized Interest	11	24	25	20	12	9

Total Fixed Charges	122	79	89	88	63	47
Less: Capitalized Interest	11	24	25	20	12	9
Add: Amortization of Capitalized Interest	9	8	7	7	7	7

Earnings Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$74	$2,626	$2,594	$3,263	$2,853	$2,371

Ratio of Earnings to Fixed Charges	1	33	29	37	45	50

“Earnings” consist of income before income taxes and fixed charges (other than capitalized interest). “Fixed charges” consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.